Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports First Quarter 2021 Results
Toronto, Ontario (April 28, 2021) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended March 31, 2021.
“We had a strong start to 2021 with gold production exceeding guidance for the quarter. Our Canadian operations performed particularly well, with Young-Davidson ramping up to record mining rates and yet another quarterly production record at Island Gold,” said John A. McCluskey, President and Chief Executive Officer.
“We also made good progress on our internal growth initiatives while continuing to generate solid free cash flow. Development activities are ramping up at La Yaqui Grande and on the Phase III expansion at Island Gold, and we continue to advance permitting of our Lynn Lake project. All are key components of our strong outlook with approximately 50% production growth at significantly lower costs supporting substantial free cash flow growth over the long-term,” Mr. McCluskey added.

First Quarter 2021
•Production of 125,800 ounces of gold, above the top end of quarterly guidance, and a 14% increase from the first quarter of 2020, driven by significantly higher production at Young-Davidson and another record quarter at Island Gold
•Young-Davidson produced 48,000 ounces of gold and generated mine-site free cash flow1 of $22.3 million. The strong performance was driven by record mining rates of 7,791 tonnes per day ("tpd") from the new lower mine infrastructure, exceeding the targeted mining rate of 7,500 tpd
•Island Gold produced a record 42,200 ounces of gold and generated mine-site free cash flow1 of $26.0 million, net of growth expenditures and capitalized exploration of $16.8 million
•Generated free cash flow1 of $9.9 million, net of $16.8 million of capital advances for the La Yaqui Grande project and the Phase III expansion at Island Gold, and $18.2 million in cash taxes paid in Mexico, primarily related to 2020
•Sold 126,482 ounces of gold at an average realized price of $1,798 per ounce for record revenues of $227.4 million
•Generated cash flow from operating activities of $99.3 million ($119.6 million, or $0.30 per share, before changes in working capital1), a 75% increase compared to the first quarter of 2020
•Consolidated total cash costs1 of $757 per ounce, all-in sustaining costs ("AISC")1 of $1,030 per ounce and cost of sales of $1,101 per ounce were all in line with annual guidance, despite the impact of the stronger than budgeted Canadian dollar
•Realized adjusted net earnings1 of $49.1 million, or $0.13 per share1, which includes adjustments for unrealized foreign exchange gains of $2.3 million, recorded within deferred taxes and foreign exchange, and other one-time losses of $0.2 million. Adjusted net earnings increased 67% compared to the first quarter of 2020
•Recorded net earnings of $51.2 million, or $0.13 per share
•Ended the quarter with cash and cash equivalents of $238.2 million and equity securities of $26.7 million. During the quarter, the Company generated $20.7 million in cash on the liquidation of certain equity securities and realized an after-tax gain of $9.3 million (recorded within equity)

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Paid a quarterly dividend of $9.8 million, or US$0.025 per share (annualized rate of US$0.10 per share), representing a 25% increase from the previous quarter
•Repurchased 200,262 common shares at a cost of $1.5 million, or $7.35 per share, under the Company's Normal Course Issuer Bid ("NCIB")
•Reported year end 2020 Mineral Reserves of 9.9 million ounces, up from 9.7 million ounces at the end of 2019 with additions at Island Gold, Young-Davidson and Lynn Lake more than offsetting mining depletion. This included an 8% increase in Mineral Reserves, as well as a 40% increase in Inferred Mineral Resources at Island Gold, for a combined increase of 1.0 million ounces
•Appointed John Fitzgerald as Vice President, Projects with Mr. Fitzgerald to lead all engineering, procurement and construction activities for the Company’s development projects
•Advanced development of La Yaqui Grande, with pre-stripping rates ramping up to 48,000 tpd by the end of March and the project on track to achieve commercial production in the third quarter of 2022
•Subsequent to quarter-end, the Company announced it will file a $1 billion investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to its Turkish projects

.(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Highlight Summary

	Three Months Ended March 31,
	2021	2020
Financial Results (in millions)
Operating revenues	$227.4	$176.9
Cost of sales (1)	$139.3	$120.3
Earnings from operations	$76.3	$46.2
Earnings before income taxes	$75.1	$40.5
Net earnings (loss)	$51.2	($12.3)
Adjusted net earnings (2)	$49.1	$29.4
Earnings before interest, depreciation and amortization (2)	$119.6	$76.7
Cash provided by operations before working capital and cash taxes(2)	$119.6	$81.7
Cash provided by operating activities	$99.3	$56.6
Capital expenditures (sustaining) (2)	$23.6	$17.5
Capital expenditures (growth) (2) (3)	$43.5	$41.3
Capital expenditures (capitalized exploration) (4)	$5.5	$4.5
Free cash flow (2)	$9.9	($6.7)
Operating Results
Gold production (ounces)	125,800	110,800
Gold sales (ounces)	126,482	111,854
Per Ounce Data
Average realized gold price	$1,798	$1,582
Average spot gold price (London PM Fix)	$1,794	$1,583
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,101	$1,076
Total cash costs per ounce of gold sold (2)	$757	$759
All-in sustaining costs per ounce of gold sold (2)	$1,030	$1,010
Share Data
Earnings per share, basic and diluted	$0.13	($0.03)
Adjusted earnings per share, basic and diluted(2)	$0.13	$0.08
Weighted average common shares outstanding (basic) (000’s)	392,776	391,341
Financial Position (in millions)
Cash and cash equivalents(5)	$238.2	$220.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites. Excludes the Island Gold royalty repurchase completed in March 2020 for $54.8 million.
(4)Includes capitalized exploration at Island Gold, Young-Davidson and Mulatos.
(5)Comparative cash and cash equivalents balance as at December 31, 2020.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended March 31,
	2021	2020
Gold production (ounces) (1)
Young-Davidson	48,000	28,700
Mulatos	35,600	42,600
Island Gold	42,200	38,800
Gold sales (ounces)
Young-Davidson	48,022	28,905
Mulatos	38,578	43,822
Island Gold	39,882	39,127
Cost of sales (in millions)(2)
Young-Davidson	$62.0	$43.8
Mulatos	$48.2	$46.0
Island Gold	$29.1	$30.5
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,291	$1,515
Mulatos	$1,249	$1,050
Island Gold	$730	$780
Total cash costs per ounce of gold sold (3)
Young-Davidson	$873	$1,093
Mulatos	$915	$812
Island Gold	$466	$452
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$1,075	$1,242
Mulatos	$1,039	$958
Island Gold	$732	$670
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson(5)	$21.9	$27.0
Mulatos(6)	$18.8	$7.4
Island Gold (7)	$27.4	$22.1
Other	$4.5	$6.8
(1)Production for the three months ended March 31, 2020 included 700 ounces from El Chanate which transitioned to the reclamation phase of the mine life in 2019. There was no production from El Chanate for the three months ended March 31, 2021.
(2)Cost of sales includes mining and processing costs, royalties and amortization.
(3)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(4)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(5)Includes capitalized exploration at Young-Davidson of $1.0 million for the three months ended March 31, 2021 ($nil for the three months ended March 31, 2020).
(6)Includes capitalized exploration at Mulatos of $nil for the three months ended March 31, 2021 ($0.5 million for the three months ended March 31, 2020).
(7)Includes capitalized exploration at Island Gold of $4.5 million for the three months ended March 31, 2021 ($4.0 million for three months ending March 31, 2020); Capital expenditures exclude the Island Gold royalty repurchase for $54.8 million for the three months ended March 31, 2020.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Environment, Social and Governance Summary Performance
Health and Safety
•Recordable injury frequency rate1 of 1.99, an improvement from 2.25 in 2020
•Lost time injury frequency rate1 of 0.27, an increase from 0.14 in 2020
•Performed 18,000 COVID-19 tests on employees, contractors and visitors as part of an enhanced screening program
During the first quarter of 2021, the Company improved its overall health and safety performance by reducing its recordable injury frequency rate, with 22 recordable injuries reported (26 in the first quarter of 2020). However, the Company experienced three lost time injuries (two in the first quarter of 2020) resulting in an increase to the lost time injury frequency rate. Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
The World Health Organization declared COVID-19 a pandemic on March 11, 2020. The Company responded rapidly and proactively and implemented several initiatives to help protect the health and safety of our employees, their families and the communities in which we operate.
Specifically, each mine site activated established crisis management plans and developed site-specific plans that have enabled them to meet and respond to changing conditions associated with COVID-19. The Company has adopted the advice of public health authorities and is adhering to government regulations with respect to COVID-19 in the jurisdictions in which it operates.
The following measures have been instituted at sites to prevent the potential spread of the virus:
•Medical screening for all personnel prior to entry to site for symptoms of COVID-19
•Testing of personnel at all operating sites prior to starting their work rotation
•Training on proper hand hygiene and social distancing
•Remote work options have been implemented for eligible employees
•Social distancing practices have been implemented for all meetings, huddles and transportation
•Mandatory use of personal protective equipment for employees where social distancing is not practicable
•Rigid camp and site hygiene protocols have been instituted and are being followed
•Elimination of all non-essential business travel
•Required 14-day quarantine for any employees returning from out of country travel
•In addition, since the COVID-19 pandemic began the Company’s teams in Canada, Mexico, and Turkey have donated their time, medical supplies, and funds to help combat the effects and spread of the virus
COVID 19 - Impact on Operations
Given the significant precautionary measures taken by the Company, and thanks to the dedication of its employees, contractors and stakeholders, operations remain relatively unaffected by COVID-19. All of the Company's operations continue to incur additional costs related to testing of personnel, lodging and transportation, which have been included in mining and processing costs. These incremental costs have increased total cash costs globally by approximately $25 per ounce and are expected to be incurred throughout 2021.

5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Environment

•Zero significant environmental incidents during the first quarter of 2021
•Advanced permitting for the Phase III expansion of Island Gold and the Lynn Lake Project
•Advanced construction of the power line which will connect the Mulatos Mine to grid power and eliminate the need for site diesel power generation, reducing greenhouse gas emissions by 12% annually
The Company’s mine sites operated in compliance with applicable environmental regulations, with zero incidents or spills that triggered reporting to external agencies in the first quarter of 2021. The Company is committed to preserving the long-term health and viability of the natural environment that surround its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities, and offsetting any impacts that cannot be fully mitigated or rehabilitated.
Community
•Donated time, medical supplies, food supplies and funds across all operations and projects to help combat the effects and spread of COVID-19 in local communities
Alamos believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities, and to offer support during the COVID-19 pandemic. Ongoing investments in local infrastructure, health care, education, cultural and community programs has continued through the COVID-19 pandemic, with appropriate health and safety protocols.
Governance and Disclosure
•Integrated ESG metrics into the Interactive Analyst Center on the Company website
•Advanced the 2020 Environmental, Social and Corporate Governance (ESG) Report, which will be published in the second quarter of 2021
Alamos maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.
(1) Frequency rate is calculated as incidents per 200,000 hours worked.

6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Outlook and Strategy

2021 Guidance
	Young-Davidson	Island Gold	Mulatos	Other (2)	Total
Gold production (000’s ounces)	190 - 205	130 - 145	150 - 160		470 - 510
Cost of sales, including amortization (in millions)(4)	$255	$108	$177	—	$540
Cost of sales, including amortization ($ per ounce)(4)	$1,290	$785	$1,145	—	$1,105
Total cash costs ($ per ounce)(1)	$790 - $840	$430 - $480	$840 - $890	—	$710 - $760
All-in sustaining costs ($ per ounce)(1)					$1,025 - $1,075
Mine-site all-in sustaining costs ($ per ounce)(1)(3)	$1,000 - $1,050	$750 - $800	$1,060 - $1,110	—
Amortization costs ($ per ounce)(1)	$475	$330	$280	—	$370
Capital expenditures (in millions)
Sustaining capital(1)	$40 - $45	$40 - $45	$30 - $35	$—	$110 - $125
Growth capital(1)	$25 - $30	$80 - $85	$95 - $100	$10	$210 - $225
Total Sustaining and Growth Capital(1)	$65 - $75	$120 - $130	$125 - $135	$10	$320 - $350
Capitalized exploration(1)	$7	$20	$—	$7	$34
Total capital expenditures and capitalized exploration(1)	$72 - $82	$140 - $150	$125 - $135	$17	$354 - $384
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.
(2)Includes growth capital and capitalized exploration at the Company's development projects (Turkey, Lynn Lake, Esperanza and Quartz Mountain).
(3)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
Despite a challenging environment with COVID-19, operations remain essentially unaffected and the Company continues to deliver on its key objectives. This included a strong start to the year with production of 125,800 ounces in the first quarter, exceeding quarterly guidance, and marking a 14% increase from the first quarter of 2020. The strong performance was driven by another record quarter of production at Island Gold, and record underground mining rates at Young-Davidson for the second consecutive quarter. Total cash costs and all-in sustaining costs in the quarter were both in line with annual guidance despite the stronger than budgeted Canadian dollar in the quarter.
In addition to the strong ongoing operational performance, the Company continues to advance its high-return organic growth initiatives. Development activities on the Phase III expansion at Island Gold are ramping up in parallel to an expanded exploration effort following up on the successful 2020 program which drove another significant increase in high-grade Mineral Reserves and Resources. Construction of the higher grade La Yaqui Grande project is also ramping up and remains on track for commercial production in the third quarter of 2022. The Company expects to generate strong ongoing free cash flow while funding these high return growth initiatives and supporting the recently increased dividend. The Company generated $9.9 million of free cash flow1 in the first quarter, net of capital advances of $16.8 million for the La Yaqui Grande project and the Phase III expansion at Island Gold, and $18.2 million of cash taxes paid in Mexico, mainly related to 2020 income and mining taxes.
Gold production in the second quarter of 2021 is expected to be between 115,000 and 120,000 ounces, a slight decrease from the first quarter, reflecting lower planned grades at Island Gold. Total cash costs and all-in sustaining costs in the second quarter are expected to be slightly above annual guidance assuming the Canadian dollar and Mexican peso remain at current levels. Full year cost guidance was based on a USD/CAD foreign exchange rate of $0.75:1 and a MXN/USD foreign exchange rate of 21:1. At current Canadian dollar foreign exchange rates of
7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
approximately USD/CAD $0.80:1, total cash costs and all-in sustaining costs would increase by approximately $30 per ounce for the remainder of the year.
Gold production at Young-Davidson is expected to increase by 45% in 2021 (based on the mid-point of guidance), driven by significantly higher mining rates following the completion of the lower mine expansion in July 2020. Underground mining rates increased to average a record 7,791 tpd in the first quarter, outperforming the targeted rate of 7,500 tpd. Mining rates are expected to average 7,500 tpd in the second quarter with an additional mining horizon being added in the second half of the year which will support the increase to design rates of 8,000 tpd. Total cash costs and mine-site all-in sustaining costs are expected to decrease 20% and 16%, respectively, from 2020 (based on the mid-point of guidance), reflecting higher mining rates and productivity improvements with the transition to the lower mine infrastructure. Combined with lower capital spending, this is expected to drive record mine-site free cash flow of approximately $120 million in 2021 assuming an $1,800 per ounce gold price.
Island Gold delivered another record quarter of production reflecting higher grades mined and processed. As previously guided, grades are expected to decrease through the year and average slightly above 10 g/t Au for the full year. Gold production and total cash costs for the full year are expected to be in the same range as 2020 and consistent with the parameters outlined in the Phase III expansion study released in July 2020. A total of $25 million has been budgeted for exploration at Island Gold, a significant increase from $12.9 million spent in 2020. The larger program will follow up on another extremely successful drilling campaign in 2020 whereby Mineral Reserves were more than replaced and now total 1.3 million ounces grading 9.71 g/t Au (4.2 mt) and Inferred Mineral Resources increased 40% to 3.2 million ounces with grades also increasing 9% to 14.43 g/t Au (6.9 mt).
The Mulatos District is expected to produce 150,000 to 160,000 ounces of gold in 2021, up 3% from 2020 (based on the mid-point of guidance). Cerro Pelon, the Mulatos pits, and surface stockpiles will supply all production in 2021. In parallel, the Company continues to advance construction of the high grade La Yaqui Grande project, which is expected to keep production in the Mulatos District at approximately 150,000 ounces per year at significantly lower costs.
The Company continues to advance permitting of the Lynn Lake project, with approval of its Environmental Impact Statement ("EIS") expected mid-2022. The 2021 capital budget for Lynn Lake is $13 million, including $6 million for development activities to support the permitting process and $7 million for exploration. The Company expects to make a construction decision following the conclusion of the EIS permitting process.
Subsequent to the end of the quarter, the Company announced that its Netherlands wholly-owned subsidiaries will file an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey. The claim will be filed under the Netherlands-Turkey Bilateral Investment Treaty, and is expected to exceed $1 billion, representing the value of the Company’s Turkish assets. In its effort to secure the renewal of its mining licenses, the Company has attempted to work cooperatively with the Turkish government, has raised with the Turkish government its obligations under the Treaty, has sought to resolve the dispute by good faith negotiations, and has made considerable effort to build support among stakeholders and host communities. The Turkish government has failed to provide the Company with a reason for the non-renewal or a timeline for renewal of its licenses. As a result of the Treaty claim, Alamos and the Subsidiaries expect to incur an after-tax impairment charge of approximately $215 million, which will be recorded in the second quarter of 2021 financial statements. The non-cash impairment charge reflects the Company’s entire net carrying value of the Turkish assets.
The Company's liquidity position remains strong, ending the first quarter with $238.2 million of cash and cash equivalents, $26.7 million in equity securities, and no debt. Additionally, the Company has a $500.0 million undrawn credit facility, providing $738.2 million of liquidity. The Company expects strong ongoing free cash flow generation in 2021 while continuing to fund its high-return internal growth initiatives.
8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
First Quarter 2021 Results
Young-Davidson Financial and Operational Review

	Three Months Ended March 31,
	2021	2020
Gold production (ounces)	48,000	28,700
Gold sales (ounces)	48,022	28,905
Financial Review (in millions)
Operating Revenues	$86.1	$45.7
Cost of sales (1)	$62.0	$43.8
Earnings from operations	$24.1	$1.9
Cash provided by operating activities	$44.2	$8.1
Capital expenditures (sustaining) (2)	$9.5	$4.2
Capital expenditures (growth) (2)	$11.4	$22.8
Capital expenditures (capitalized exploration) (2)	$1.0	$—
Mine-site free cash flow (2)	$22.3	($18.9)
Cost of sales, including amortization per ounce of gold sold (1)	$1,291	$1,515
Total cash costs per ounce of gold sold (2)	$873	$1,093
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,075	$1,242
Underground Operations
Tonnes of ore mined	701,162	390,367
Tonnes of ore mined per day	7,791	4,290
Average grade of gold (4)	2.25	2.17
Metres developed	3,352	3,202
Mill Operations
Tonnes of ore processed	733,221	464,744
Tonnes of ore processed per day	8,147	5,107
Average grade of gold (4)	2.23	1.93
Contained ounces milled	52,536	28,851
Average recovery rate	91%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Young-Davidson produced 48,000 ounces of gold in the first quarter of 2021, a significant increase from the prior period due to the shutdown of the Northgate shaft starting in February 2020 to complete the lower mine tie-in. Underground mining rates have steadily increased since the completion of the lower mine expansion in July 2020, averaging a record 7,791 tpd in the first quarter. This exceeded the targeted rate of 7,500 tpd, further demonstrating the expanded capacity of the lower mine infrastructure. Underground mining rates are expected to average approximately 7,500 tpd in the second quarter of 2021 while an additional mining horizon is being added to increase sustainable mining rates to the design rate of 8,000 tpd in the second half of the year.
The average mined grade was 2.25 g/t Au in the quarter, in line with guidance. Mill throughput averaged a record 8,147 tpd in the first quarter. Milling rates exceeded mining rates in the quarter with excess underground ore that had been mined and stockpiled in 2020 supplementing mill feed. Mill throughput is expected to equal underground mining rates moving forward. Mill recoveries averaged 91% in the quarter, in line with guidance and the prior year period.
Grades mined and milled are expected to increase for the remainder of 2021, and combined with higher mining rates, production is expected to increase in the second half of the year.

9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Financial Review

First quarter revenues of $86.1 million were 88% higher than the prior year quarter, reflecting both a higher realized gold price and increased ounces sold. Sales in the prior year quarter were impacted by the temporary shutdown of the Northgate shaft to complete the lower mine expansion, which commenced in February of 2020.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $62.0 million in the first quarter were also higher than the prior year period, driven by an 80% increase in tonnes mined, partially offset by lower underground mining costs per tonne. Underground mining costs were CAD $48 per tonne in the quarter, significantly lower than the comparative period of 2020, driven by productivity improvements following the transition to the lower mine infrastructure in July. Per tonne underground mining costs in the first quarter of 2021 were slightly higher than in the second half of 2020, reflecting the allocation of operating and capital development, and are expected to decrease in the second half of the year.
Total cash costs of $873 per ounce and mine-site AISC of $1,075 per ounce were 20% and 13% lower, respectively, than the comparative period in 2020, driven by higher throughput and higher grades mined. Total cash costs in the quarter were above guidance due to the impact of the stronger Canadian dollar, as well as the sequencing of grades mined which were planned to be lowest in the first quarter. Total cash costs and mine-site AISC are expected to decrease in the second half of the year due to higher mining rates and grades mined.
Capital expenditures in the quarter included $9.5 million of sustaining capital and $11.4 million of growth capital. Capital expenditures in 2021 are expected to decrease to a range of $65 million to $75 million, compared to spending of $101.7 million in 2020, reflecting the completion of the lower mine expansion.
Young-Davidson has demonstrated a continuous increase in mining rates since completion of the lower mine expansion, driving strong free cash flow growth. This included mine-site free cash flow of $22.3 million in the first quarter of 2021, and $53.1 million in the first two full quarters operating from the new lower mine infrastructure. Higher mining rates and grades mined in the second half of the year are expected to drive production higher, supporting strong ongoing free cash flow generation for the remainder of 2021 and beyond.

10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Island Gold Financial and Operational Review

	Three Months Ended March 31,
	2021	2020
Gold production (ounces)	42,200	38,800
Gold sales (ounces)	39,882	39,127
Financial Review (in millions)
Operating Revenues	$71.5	$61.9
Cost of sales (1)	$29.1	$30.5
Earnings from operations	$41.8	$31.2
Cash provided by operating activities	$55.5	$41.7
Capital expenditures (sustaining) (2)	$10.6	$8.5
Capital expenditures (growth) (2)	$12.3	$9.6
Capital expenditures (capitalized exploration) (2)	$4.5	$4.0
Capital advances	$2.1	$—
Mine-site free cash flow (2)	$26.0	$19.6
Cost of sales, including amortization per ounce of gold sold (1)	$730	$780
Total cash costs per ounce of gold sold (2)	$466	$452
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$732	$670
Underground Operations
Tonnes of ore mined	103,276	112,881
Tonnes of ore mined per day ("tpd")	1,148	1,240
Average grade of gold (4)	13.29	11.69
Metres developed	1,951	1,952
Mill Operations
Tonnes of ore processed	109,285	105,927
Tonnes of ore processed per day	1,214	1,164
Average grade of gold (4)	13.03	11.73
Contained ounces milled	45,784	39,945
Average recovery rate	96%	97%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Island Gold achieved another record in the first quarter, producing 42,200 ounces. This represents a 9% increase from the comparative period in 2020, reflecting higher grades mined and processed.
Underground mining rates averaged 1,148 tpd in the first quarter, a 7% decrease from the prior year period. Mining rates are expected to increase to 1,200 tpd in the second quarter and for the remainder of the year. Underground grades mined averaged 13.29 g/t Au in the first quarter, above the Mineral Reserve grade as planned. As previously guided, grades mined and gold production are expected to decrease through the year with grades averaging slightly above 10 g/t Au for the full year.
Mill throughput of 1,214 tpd in the first quarter was consistent with guidance and higher than tonnes mined due to processing stockpiled ore. Mill recoveries averaged 96% in the quarter, in line with guidance and the prior year period.
Financial Review
Island Gold generated revenues of $71.5 million in the first quarter, a 16% increase compared to the prior year period, reflecting a significantly higher realized gold price.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $29.1 million in the first quarter were consistent with the comparative period of 2020. Mining and processing costs increased by 5%,
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TRADING SYMBOL: TSX:AGI NYSE:AGI
reflecting additional expenses in the quarter primarily related to COVID-19 testing and related costs, as well as the impact of a stronger Canadian dollar. This was partially offset by lower amortization per ounce in 2021, resulting from the increase in Mineral Reserves and Resources in 2020.
Total cash costs of $466 per ounce in the first quarter were slightly higher than in the prior year period, due to the impact of the strengthening Canadian dollar on mining and milling costs, partially offset by higher grades mined. Mine-site AISC of $732 per ounce were 9% higher than in the prior year given higher sustaining capital spending. Total cash costs and mine-site AISC were in line with 2021 guidance.
Total capital expenditures were $27.4 million in the first quarter, including $4.5 million of capitalized exploration. Spending was focused on lateral development, surface infrastructure, and engineering of the Phase III expansion. This included $10.6 million of sustaining capital and $12.3 million of growth capital. In addition, Island Gold advanced $2.1 million for long lead time items supporting the Phase III expansion.
Island Gold generated mine-site free cash flow of $26.0 million in the first quarter, driven by strong ongoing operating margins. Since acquisition in November 2017, Island Gold has generated over $200.0 million of free cash flow.

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TRADING SYMBOL: TSX:AGI NYSE:AGI
Mulatos Financial and Operational Review

	Three Months Ended March 31,
	2021	2020
Gold production (ounces)	35,600	42,600
Gold sales (ounces)	38,578	43,822
Financial Review (in millions)
Operating Revenues	$69.8	$69.3
Cost of sales (1)	$48.2	$46.0
Earnings from operations	$19.8	$22.0
Cash provided by operating activities	$9.9	$21.5
Capital expenditures (sustaining) (2)	$3.5	$4.8
Capital expenditures (growth) (2)	$15.3	$2.1
Capital expenditures (capitalized exploration) (2)	$—	$0.5
Capital advances	$14.7	$—
Mine-site free cash flow (2)	($23.6)	$14.1
Cost of sales, including amortization per ounce of gold sold (1)	$1,249	$1,050
Total cash costs per ounce of gold sold (2)	$915	$812
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,039	$958
Open Pit Operations
Tonnes of ore mined - open pit (4)	910,953	1,918,464
Total waste mined - open pit (6)	2,461,923	2,338,917
Total tonnes mined - open pit	3,372,876	4,257,380
Waste-to-ore ratio (operating)	1.09	0.59
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,833,786	2,033,111
Average grade of gold processed (5)	0.93	1.25
Contained ounces stacked	54,723	81,933
Average recovery rate	65%	52%
Ore crushed per day (tonnes) - combined	20,300	22,300
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.

Mulatos produced 35,600 ounces in the first quarter, 16% lower than in the prior year quarter, reflecting lower tonnes and grades stacked on the leach pad.
Tonnes of ore mined in the first quarter decreased compared to the prior year period with mining activities within the main Mulatos pit focused on pre-stripping of the El Salto portion of the pit. Ore was primarily mined from the Cerro Pelon pit in the quarter. Total tonnes mined is exclusive of pre-stripping activities at La Yaqui Grande.
Total crusher throughput in the first quarter averaged 20,300 tpd for a total of 1,833,786 tonnes stacked at a grade of 0.93 g/t Au, consistent with annual guidance. Tonnes stacked in the quarter exceeded tonnes mined due to the processing of lower recovery surface stockpiles, which were mined in previous years. Grades stacked were 26% lower than in the prior year period, as the prior year benefited from higher grade ore from the Cerro Pelon pit. The recovery rate of 65% in the quarter was in line with guidance.
Financial Review
Revenues of $69.8 million in the first quarter were in line with the prior year as fewer ounces sold were offset by a higher realized gold price.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $48.2 million in the first quarter were higher than in the comparative period, primarily due to higher processing charges related to surface stockpiles and higher amortization of $334 per ounce in the quarter, due to a higher proportion of ore coming from Cerro Pelon which carries a higher amortization per ounce charge. Total cash costs of $915 per ounce were higher than in the prior year period as a result of lower grades stacked, and an increasing proportion of lower recovery surface stockpiles stacked in the quarter.
Capital spending totaled $18.8 million in the first quarter, of which $3.5 million was sustaining capital primarily related to capitalized stripping at El Salto. Additionally, $14.7 million of advance payments were made to vendors for equipment related to the La Yaqui Grande project. Mine-site AISC of $1,039 per ounce in the quarter was higher than in the prior year period, consistent with the increase in total cash costs.
Construction of the La Yaqui Grande project continues to progress with $15.0 million of growth capital spent in the quarter, mainly related to pre-stripping activities, in addition to the above noted $14.7 million of advance payments to vendors.
Mulatos generated mine-site free cash flow of $6.1 million, before spending of $29.7 million of growth capital and capital advances related to La Yaqui Grande. Including all capital spending, mine-site free cash flow was negative $23.6 million reflecting the ramp up of construction activities at La Yaqui Grande and the timing of cash tax payments. Mulatos paid $18.2 million in taxes in the quarter, mainly related to 2020 year end income and mining taxes.

First Quarter 2021 Development Activities
Island Gold (Ontario, Canada)
Phase III Expansion Study
On July 14, 2020 the Company reported results of the positive Phase III expansion study conducted on its Island Gold mine. Based on the results of the study, the Company is proceeding with an expansion of the operation to 2,000 tpd. This follows a detailed evaluation of several scenarios which demonstrated the shaft expansion as the best option, having the strongest economics, being the most efficient and productive, and the best positioned to capitalize on further growth in Mineral Reserves and Resources. The Phase III expansion is expected to drive average annual gold production to 236,000 ounces per year starting in 2025 upon completion of the shaft, representing a 70% increase from 2020 production. This will also reduce total cash costs to an average of $403 per ounce and mine-site all-in sustaining costs to $534 per ounce to starting in 2025.
The Phase III expansion study was based on Mineral Reserves and Resources at Island Gold as of December 31, 2019 and does not include the significant growth over the past year as outlined in the 2020 year end Mineral Reserve and Resource statement. Incorporating this growth is expected to improve already attractive economics. This growth included an 8% increase in Mineral Reserves to 1.3 million ounces of gold (4.2 mt grading 9.71 g/t Au) and a 0.9 million ounce, or 40%, increase in Inferred Mineral Resources to 3.2 million ounces with grades also increasing 9% to 14.43 g/t Au (6.9 mt).
The Company is currently focused on permitting and detailed engineering of the shaft and associated infrastructure, including the hoisting plant and surface civil works. Project tendering and contract awarding remains ongoing, with procurement of long lead time items scheduled for later this year. Shaft expansion permitting is anticipated to be completed in 2022 with the sinking of the shaft expected to begin in 2023.
During the first quarter of 2021, the Company spent $12.3 million on advancing capitalized development, surface infrastructure and detailed engineering and permitting activities. Capital spending is expected to increase through the remainder of the year, consistent with full year growth capital guidance of between $80 to $85 million.

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TRADING SYMBOL: TSX:AGI NYSE:AGI
Mulatos District (Sonora, Mexico)
La Yaqui Grande
On July 28, 2020, the Company reported results of an internal study completed on its fully permitted La Yaqui Grande project located in the Mulatos District in Sonora, Mexico. La Yaqui Grande is located approximately 7 kilometres (straight line) from the existing Mulatos operation and adjacent to the past producing La Yaqui Phase I operation. As with La Yaqui Phase I, La Yaqui Grande is being developed with an independent heap leach pad and crushing circuit. Construction activities commenced in the third quarter of 2020 and commercial production is expected in the third quarter of 2022.
La Yaqui Grande is expected to produce an average of 123,000 ounces of gold per year starting in the third quarter of 2022 at mine-site all-in sustaining costs of $578 per ounce, significantly reducing the Mulatos District all-in sustaining costs from the mid-point of 2021 guidance of $1,085 per ounce. This will replace higher cost production from the main Mulatos pit, keeping combined production at approximately 150,000 ounces per year. Initial capital is expected to be $137 million to be spent over a two year period.
With the mining contractor mobilizing to site late last year, construction activities ramped up significantly in the first quarter of 2021. Capital spending totaled $15.0 million in the quarter, and $25.1 million since the start of construction. In addition, the Company advanced $14.7 million to contractors which is reflected in other current assets on the balance sheet.
First quarter activities at La Yaqui Grande included:
•Safe ramp up of construction activities with approximately 800 employees and contractors on rotation and more than 450,000 hours worked with no lost time injuries
•Advanced earthworks on the waste rock dump, heap leach facility and water treatment plant
•Over three million tonnes of waste mined, with the contractor reaching mining rates of approximately 48,000 tpd by the end of March
•Camp facilities substantially complete

La Yaqui Grande Site Overview
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.
The project economics based on the 2017 Feasibility Study at a $1,500 per ounce gold price include an after-tax IRR of 21.5% and an after-tax NPV of $290 million (12.5% IRR at a $1,250 per ounce gold price). During the second quarter of 2020, the Company filed the Environmental Impact Statement ("EIS") with the federal government. The federal and provincial permitting process is expected to take approximately two years, with a construction decision planned for 2022.
Development spending (excluding exploration) was $0.7 million in the first quarter of 2021 to support the ongoing permitting process.
Kirazlı (Çanakkale, Turkey)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. will file an investment treaty claim against the Republic of Turkey
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for expropriation and unfair and inequitable treatment, among other things, with respect to its Turkish projects. The claim will be filed under the Netherlands-Turkey Bilateral Investment Treaty, and is expected to exceed $1 billion, representing the value of the Company’s Turkish assets.
Alamos has had an active presence in Turkey since 2010. Over that time frame, the Company’s Turkish operations have met all legal and regulatory requirements, complied with best practices relating to sustainable development including meeting the highest environmental and social management standards, created hundreds of jobs, and developed trusting relationships with the local communities. Alamos and the Subsidiaries have invested over $250 million in Turkey, unlocked over a billion dollars worth of project value, and contributed over $20 million in royalties, taxes and forestry fees to the Turkish government. Over the life of the project, government revenues alone are expected to total $551 million. Additionally, Alamos and the Subsidiaries have invested $25 million to date towards various community and social initiatives.
In its effort to secure the renewal of its mining licenses, the Company has attempted to work cooperatively with the Turkish government, has raised with the Turkish government its obligations under the Treaty, has sought to resolve the dispute by good faith negotiations, and has made considerable effort to build support among stakeholders and host communities. The Turkish government has failed to provide the Company with a reason for the non-renewal or a timeline for renewal of its licenses.
Alamos and the Subsidiaries are being represented by the leading Canadian law firm Torys LLP, with a team that includes John Terry and former Canadian Supreme Court Justice, the Hon. Frank Iacobucci. The Company is also being supported by its strategic advisor John Baird, former Canadian Minister of Foreign Affairs and Senior Advisor to Bennett Jones LLP.
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Turkey and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Turkey. If required, Alamos and the Subsidiaries are confident in the Subsidiaries’ ability to recover and enforce any favourable judgement pursuant to this Treaty, which will be rendered by three independent international arbitrators. Although timelines with respect to bilateral investment treaty arbitration can vary depending on procedural steps and delay tactics employed by nation states, it is estimated to have finality within five years. A portion of the cost of such an arbitral process is expected to be recovered as part of the arbitration process.
During the quarter, the Company spent $1.5 million at Kirazlı on holding costs and government, public and community relations initiatives. The Company expects ongoing holding costs will be approximately $1.0 to $2.0 million per year during the Treaty claim process.
First Quarter 2021 Exploration Activities
Island Gold (Ontario, Canada)
The 2021 exploration drilling program is focused on expanding high-grade mineralization in the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near-mine Mineral Resources across the two kilometre long Island Gold deposit. The Company continued its strong track record of exploration success and Mineral Reserve and Resource growth in 2020, with an 8% increase in Mineral Reserves to 1.3 million ounces of gold (4.2 mt grading 9.71 g/t Au) and a 0.9 million ounce, or 40% increase in Inferred Mineral Resources to 3.2 million ounces with grades also increasing 9% to 14.43 g/t Au (6.9 mt).
Surface diamond drilling programs continued with four drill rigs operating in the first quarter. This included three surface directional rigs focused on mine exploration, and one focused on testing regional exploration targets. Three underground diamond drill rigs operated through the quarter, including one focused on underground directional drilling. A total of 3,728 m of surface directional drilling, 2,530 m of surface regular drilling, 1,913 m of underground
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directional drilling and 6,863 m of standard underground exploration drilling was completed in the first quarter of 2021. Assays remain outstanding on the majority of the drilling completed in the first quarter given longer turnaround times experienced throughout the industry. The Company has secured an arrangement with an alternate assay laboratory where turnaround times are expected to improve significantly.
Surface exploration drilling
A total of 3,728 m of surface directional drilling was completed in four holes during the first quarter as part of the surface directional drilling program. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface. The regional diamond drilling program started in February and 2,530 m was completed in four holes within the first quarter.
Underground exploration drilling
During the first quarter of 2021, four holes totaling 1,913 m of underground directional drilling, and 48 holes totaling 6,863 m of underground standard exploration drilling was completed from the 740 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 214 m of underground exploration drift development was completed on the 490, 790, and 840 levels during the first quarter of 2021.
Total exploration expenditures during the first quarter were $5.1 million, of which $4.5 million was capitalized.
Young-Davidson (Ontario, Canada)
A total of $7 million has been budgeted for Young-Davidson for 2021, representing the first significant exploration program since 2011, with the focus of the last several years being on the completion of the lower mine expansion. Underground exploration drilling during the first quarter was focused on two target areas with a of 3,274 m completed in five holes. Drilling from the 8960-level exploration drill bay established in the lower mine infrastructure is continuing to target to the west and down-plunge of existing Mineral Reserves and Resources. Drilling is targeting syenite-hosted mineralization and is also continuing to test higher-grade mineralization in the hanging wall mafic-ultramafic stratigraphy. Drilling also commenced from the 9470-3580 drill bay, targeting to the east of existing Mineral Reserves and Resources, between the 9440- and 9375-levels. Exploration spending totaled $1.0 million in the first quarter, all of which was capitalized.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Exploration has moved beyond the main Mulatos pit area and is focused on earlier stage prospects throughout the wider district.
During the first quarter of 2021, exploration activities were focused on the near-mine, Puerto del Aire trend with 2,054 m of drilling completed in five drill holes. Regional targets at Carboneras and Los Ciegos were also tested with eight holes completed totaling 2,096 m. Exploration activities also began on the Los Venados property, under an option agreement with Aloro Mining, including surface mapping and sampling, and the start of an initial drill program. During the first quarter, the Company expensed $1.8 million of exploration spending.
Lynn Lake (Manitoba, Canada)
In the first quarter of 2021, 2,373 m of drilling was completed in 11 holes at MacLellan. Drill program planning was also completed for the second and third quarters of 2021 at Gordon, as well as several advanced-stage and regional targets. Design and planning for the 2021 summer field season also commenced, with the focus on continuing to advance a pipeline of prospective regional exploration targets. Exploration spending totaled $1.0 million in the first quarter which was capitalized.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Review of First Quarter 2021 Financial Results
The Company sold 126,482 ounces of gold in the first quarter for record revenues of $227.4 million, a 29% increase from the prior year period driven by higher realized gold prices and more ounces sold. The 13% increase in ounces sold was primarily due to increased production at Young-Davidson. In addition, the average realized gold price in the first quarter was $1,798 per ounce compared to $1,582 per ounce in the prior year period.
Cost of sales were $139.3 million in the first quarter, an increase from $120.3 million in the prior year period.
Mining and processing costs increased to $92.7 million from $82.5 million in the prior year period. The increase in mining costs was driven by significantly higher mining rates at Young-Davidson in 2021, with reduced mining rates and production during the tie-in period of the Northgate shaft in the prior year period. In addition, the stronger Canadian dollar and Mexican peso and costs related to COVID-19 preventative measures at all three operations have increased costs compared to the prior year.
Consolidated total cash costs in the quarter were $757 per ounce compared to $759 per ounce in the prior year period. The slight decrease in total cash costs was primarily driven by lower unit mining costs at Young-Davidson, as well as higher grades mined at Island Gold in the quarter, partially offset by the impact of foreign exchange and COVID-19 preventative costs.
AISC of $1,030 per ounce was in line with the prior year period, with lower total cash costs offset by higher sustaining capital expenditures at Mulatos.
Royalty expense was $3.1 million, a 29% increase compared to $2.4 million in the prior year period, due to more ounces sold and a higher realized gold price.
Amortization of $43.5 million for the first quarter was higher than in the prior year due to more ounces sold. On a per ounce basis, amortization was $344 per ounce.
The Company recognized earnings from operations of $76.3 million, compared to $46.2 million in the prior year period. The increase in earnings from operations was driven by a 29% increase in revenues and stronger operating margins.
The Company reported net earnings of $51.2 million in the first quarter compared to a net loss of $12.3 million in the prior year period. The increase in net earnings from the prior year was due to higher earnings from operations and a lower effective tax rate. In the prior year period, the significant volatility in the Canadian dollar and Mexican peso resulted in a $36.8 million foreign exchange loss recorded in deferred tax expense, which increased the effective tax rate and negatively impacted net earnings. In 2021, the impact was a $2.5 million foreign exchange gain. On an adjusted basis, earnings of $49.1 million or $0.13 per share for the first quarter were 67% higher than in the prior year, driven by higher operating margins. Adjusted earnings reflect adjustments for one-time gains and losses, as well as foreign exchange movements recorded in deferred taxes and foreign exchange loss.
Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended March 31, 2021 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of First Quarter 2021 Results Conference Call
The Company's senior management will host a conference call on Thursday, April 29, 2021 at 11:00 am ET to discuss the first quarter 2021 results. Participants may join the conference call via webcast or through the following dial-in numbers:
Toronto and International:            (416) 340-2216
Toll free (Canada and the United States):    (800) 273-9672
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Confirmation number:                4360564
Webcast:                    www.alamosgold.com
A playback will be available until May 30, 2021 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 9667303#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note Regarding Forward-Looking Statements
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate", "intend", "estimate", "forecast", "budget", “target”, “outlook”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Such statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); operations may be exposed to new
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TRADING SYMBOL: TSX:AGI NYSE:AGI
diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 widespread pandemic; the impact of the COVID-19 pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; governments and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold dore bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 to be commenced against the Republic of Turkey by the Company’s Netherlands wholly-owned subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V.); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; expansion delays with the Phase III Expansion Project at the Island Gold mine; inherent risks associated with mining and mineral processing; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax and employment legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Turkey, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Turkey. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Turkey may be subject to resource nationalism and further expropriation; the Company may lose the full value of its assets and gold mining projects in Turkey and its ability to operate in Turkey. Even if successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Turkey, including renewal of the requisite operating licenses or permits, or even retaining control of its assets and gold mining projects in Turkey can only result from agreement with the Turkish government. The litigation may have an impact on foreign direct investment in the Republic of Turkey which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Turkey, and which may have a negative effect on overall anticipated project values.
Additional risk factors and details with respect to risk factors affecting the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release are set out in the Company's 40-F/Annual Information Form for the year ended December 31, 2020 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and
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TRADING SYMBOL: TSX:AGI NYSE:AGI
legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations.
International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
22 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•Company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•net cash;
•total cash cost per ounce of gold sold;
•all-in sustaining cost ("AISC") per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gain (loss)
•Items included in other gain (loss)
•Certain non-reoccurring items
•Foreign exchange gain (loss) recorded in deferred tax expense
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of
23 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended March 31,
	2021	2020
Net earnings (loss)	$51.2	($12.3)
Adjustments:
Foreign exchange loss	0.2	5.1
Other gain	—	(0.2)
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(2.5)	36.8
Other income tax and mining tax adjustments	0.2	—
Adjusted net earnings	$49.1	$29.4
Adjusted earnings per share - basic and diluted	$0.13	$0.08
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended March 31,
	2021	2020
Cash flow from operating activities	$99.3	$56.6
Add: Changes in working capital and cash taxes	20.3	25.1
Cash flow from operating activities before changes in working capital and cash taxes	$119.6	$81.7
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended March 31,
	2021	2020
Cash flow from operating activities	$99.3	$56.6
Less: mineral property, plant and equipment expenditures (1)	(72.6)	(63.3)
Less: capital advances	(16.8)	—
Company-wide free cash flow	$9.9	($6.7)
(1) Mineral property, plant and equipment expenditures exclude the Island Gold royalty repurchase of $54.8 million in the first quarter of 2020.
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
24 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Total Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2021	2020
(in millions)
Cash flow from operating activities	$99.3	$56.6
Add: operating cash flow used by non-mine site activity	10.3	14.7
Cash flow from operating mine-sites	$109.6	$71.3

Mineral property, plant and equipment expenditure [1]	$72.6	$63.3
Capital advances	16.8	—
Less: capital expenditures from development projects, and corporate	(4.5)	(6.8)

Capital expenditure and capital advances from mine-sites	$84.9	$56.5

Total mine-site free cash flow	$24.7	$14.8
(1)Excludes a royalty repurchase of $54.8 million at Island Gold in the first quarter of 2020

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2021	2020
(in millions)
Cash flow from operating activities	$44.2	$8.1
Mineral property, plant and equipment expenditure	(21.9)	(27.0)
Mine-site free cash flow	$22.3	($18.9)

Mulatos Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2021	2020
(in millions)
Cash flow from operating activities	$9.9	$21.5
Mineral property, plant and equipment expenditure	(18.8)	(7.4)
Capital advances	(14.7)	—
Mine-site free cash flow	($23.6)	$14.1

Island Gold Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2021	2020
(in millions)
Cash flow from operating activities	$55.5	$41.7
Mineral property, plant and equipment expenditure [1]	(27.4)	(22.1)
Capital advances	(2.1)	—
Mine-site free cash flow	$26.0	$19.6
(1)Excludes a royalty repurchase of $54.8 million at Island Gold in the first quarter of 2020

Net Cash
The Company defines net cash as cash and cash equivalents less long-term debt.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes
25 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended March 31,
	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$92.7	$82.5
Royalties	3.1	2.4
Total cash costs	95.8	84.9
Gold ounces sold	126,482	111,854
Total cash costs per ounce	$757	$759

Total cash costs	$95.8	$84.9
Corporate and administrative(1)	6.1	6.2
Sustaining capital expenditures(2)	23.6	17.5
Share-based compensation	2.8	2.2
Sustaining exploration	1.3	1.5
Accretion of decommissioning liabilities	0.7	0.7
Total all-in sustaining costs	$130.3	$113.0
Gold ounces sold	126,482	111,854
All-in sustaining costs per ounce	$1,030	$1,010
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

26 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended March 31,
	2021	2020
(in millions)
Capital expenditures per cash flow statement	$72.6	$63.3
Less: non-sustaining capital expenditures at:
Young-Davidson	(12.4)	(22.8)
Mulatos	(15.3)	(2.6)
Island Gold	(16.8)	(13.6)
Corporate and other	(4.5)	(6.8)
Sustaining capital expenditures	$23.6	$17.5

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$40.6	$30.8
Royalties	1.3	0.8
Total cash costs	$41.9	$31.6
Gold ounces sold	48,022	28,905
Total cash costs per ounce	$873	$1,093

Total cash costs	$41.9	$31.6
Sustaining capital expenditures	9.5	4.2
Accretion of decommissioning liabilities	0.2	0.1
Total all-in sustaining costs	$51.6	$35.9
Gold ounces sold	48,022	28,905
Mine-site all-in sustaining costs per ounce	$1,075	$1,242

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$34.9	$35.3
Royalties	0.4	0.3
Total cash costs	$35.3	$35.6
Gold ounces sold	38,578	43,822
Total cash costs per ounce	$915	$812

Total cash costs	$35.3	$35.6
Sustaining capital expenditures	3.5	4.8
Sustaining exploration	0.8	1.0
Accretion of decommissioning liabilities	0.5	0.6
Total all-in sustaining costs	$40.1	$42.0
Gold ounces sold	38,578	43,822
Mine-site all-in sustaining costs per ounce	$1,039	$958

27 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$17.2	$16.4
Royalties	1.4	1.3
Total cash costs	$18.6	$17.7
Gold ounces sold	39,882	39,127
Total cash costs per ounce	$466	$452

Total cash costs	$18.6	$17.7
Sustaining capital expenditures	10.6	8.5
Total all-in sustaining costs	$29.2	$26.2
Gold ounces sold	$39,882	$39,127
Mine-site all-in sustaining costs per ounce	$732	$670
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended March 31,
	2021	2020
Net earnings (loss)	$51.2	($12.3)
Add back:
Finance expense	1.0	0.8
Amortization	43.5	35.4
Deferred income tax (recovery) expense	18.0	53.1
Current income tax expense (recovery)	5.9	(0.3)
EBITDA	$119.6	$76.7

Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense
28 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2021	December 31, 2020
A S S E T S
Current Assets
Cash and cash equivalents	$238.2	$220.5
Equity securities	26.7	43.7
Amounts receivable	32.9	34.7
Inventory	156.7	148.5
Other current assets	44.3	26.0
Total Current Assets	498.8	473.4

Non-Current Assets
Long-term inventory	16.1	17.9
Mineral property, plant and equipment	3,125.2	3,101.3
Other non-current assets	44.3	43.9
Total Assets	$3,684.4	$3,636.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$130.7	$131.4
Income taxes payable	5.3	15.5
Total Current Liabilities	136.0	146.9

Non-Current Liabilities
Deferred income taxes	577.6	559.9
Decommissioning liabilities	76.4	75.2
Other non-current liabilities	3.0	3.0
Total Liabilities	793.0	785.0

E Q U I T Y
Share capital	$3,702.2	$3,702.9
Contributed surplus	88.0	88.5
Accumulated other comprehensive income	8.2	18.2
Deficit	(907.0)	(958.1)
Total Equity	2,891.4	2,851.5
Total Liabilities and Equity	$3,684.4	$3,636.5

29 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended
	March 31,	March 31,
	2021	2020
OPERATING REVENUES	$227.4	$176.9

COST OF SALES
Mining and processing	92.7	82.5
Royalties	3.1	2.4
Amortization	43.5	35.4
	139.3	120.3
EXPENSES
Exploration	2.9	2.0
Corporate and administrative	6.1	6.2
Share-based compensation	2.8	2.2
	151.1	130.7
EARNINGS FROM OPERATIONS	76.3	46.2

OTHER EXPENSES
Finance expense	(1.0)	(0.8)
Foreign exchange loss	(0.2)	(5.1)
Other gain	—	0.2
EARNINGS BEFORE INCOME TAXES	$75.1	$40.5

INCOME TAXES
Current income tax (expense) recovery	(5.9)	0.3
Deferred income tax expense	(18.0)	(53.1)
NET EARNINGS (LOSS)	$51.2	($12.3)

Items that may be subsequently reclassified to net earnings:
Unrealized loss on currency hedging instruments, net of taxes	(1.1)	(11.4)
Unrealized gain (loss) on fuel hedging instruments, net of taxes	0.2	(0.8)
Items that will not be reclassified to net earnings:
Unrealized gain (loss) on equity securities, net of taxes	0.2	(6.0)
Total other comprehensive loss	($0.7)	($18.2)
COMPREHENSIVE INCOME (LOSS)	$50.5	($30.5)

EARNINGS PER SHARE (LOSS)
– basic	$0.13	($0.03)
– diluted	$0.13	($0.03)
Weighted average number of common shares outstanding (000's)
– basic	392,776	391,341
– diluted	395,958	391,341

30 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2021	2020
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$51.2	($12.3)
Adjustments for items not involving cash:
Amortization	43.5	35.4
Foreign exchange loss	0.2	5.1
Current income tax expense (recovery)	5.9	(0.3)
Deferred income tax expense	18.0	53.1
Share-based compensation	2.8	2.2
Finance expense	1.0	0.8
Other items	(3.0)	(2.3)
Changes in working capital and taxes paid	(20.3)	(25.1)
	99.3	56.6
INVESTING ACTIVITIES
Mineral property, plant and equipment	(72.6)	(63.3)
Capital advances	(16.8)	—
Repurchase of Island Gold royalty	—	(54.8)
Proceeds from disposition of equity securities	20.7	—
Investment in equity securities	(3.1)	—
	(71.8)	(118.1)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility	—	100.0
Repayment of equipment financing obligations	—	(0.2)
Repurchase and cancellation of common shares	(1.5)	(2.9)
Proceeds from the exercise of options	—	3.9
Dividends paid	(8.6)	(5.6)
	(10.1)	95.2
Effect of exchange rates on cash and cash equivalents	0.3	(1.8)
Net increase in cash and cash equivalents	17.7	31.9
Cash and cash equivalents - beginning of period	220.5	182.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$238.2	$214.7
31 | Alamos Gold Inc